EXHIBIT 3

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 335th Meeting of the Board of Directors.

Date, time, and place: August 26, 2004, at 10:00 am, at the head offices, at Av. Barbacena, 1200 – 18th floor, Belo Horizonte - MG.

Presiding officers: Chairman: Djalma Bastos de Morais/Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved: a) the submission for approval by the Extraordinary General Shareholders’ Meeting the proposal for indicating the company Setape-Serviços Técnicos de Avaliações do Patrimônio e Engenharia S/C Ltda., to provide services in the areas of Asset Evaluation and CEMIG’s Asset Physical and Accounting Reconciliation, for which an evaluation report will be produced and used in transferring assets to wholly owned subsidiary that will be created to put in effect the society restructuring process; b) the proposal by Member of the Board Alexandre Heringer Lisboa that members of the Board of Directors authorize its Chairman to call the EGM to be held on 09-16-2004; as well as, should the minimum mandatory “quorum” is not achieved, that the Chairman also be authorized to proceed to second call of shareholders within the legal deadline; c) the creation of two wholly owned subsidiaries of CEMIG, one of them called CEMIG Geração e Transmissão S.A. and the other, CEMIG Distribuição S.A., conditioned to the transfer of assets, rights and duties to the subsidiaries to be created, the final form of their By-Laws and the operation and administration of such subsidiaries to the approval by ANEEL and to future decisions by this Board; d) the payment to shareholders of interest on equity, to be offset with the minimum mandatory dividend, in the amount of one hundred million reais, being that the payment method and date shall be defined in a meeting of said Board, to be held at a future date, being eligible to the amount aforementioned all shareholders whose names are listed in the Nominative Share Registration Book on 09-08-2004; e) CEMIG’s Automobile Fleet Renewal and Adequacy Policy, according to document 01000-GE/CT-27; f) Project 1144/04 – Corporate Printing, authorizing the respective public tender process(es) and the effective acquisition/hiring of the service(s), according to the applicable laws and the internal rules and instructions in effect; g) Project 1160/04 –SE Monte Sião/Construction, authorizing the respective public tender process(es) and the effective acquisition/hiring of the service(s), according to the applicable laws and the internal rules and instructions in effect; h) Project 1171/04 – Billing Measurement System/2nd Phase, authorizing the respective public tender process(es) and the effective acquisition/hiring of the service(s), according to the applicable laws and the internal rules and instructions in effect; and, i) the minutes of this meeting.  II- The Board authorized: a) the fulfillment of the Agreement with Rádio Inconfidência Ltda., to establish the conditions and procedures to regulate the transmittal of publicity messages of public interest related to providing and using electric energy services in regions served by CEMIG, for the duration of twelve months, extensible for up to forty-eight months, limited to no more than sixty months, by means of an Additional Term; b) the renunciation, by the Company, to the right to revoke the donation of tract of land to the Municipality of Inhapim-MG, authorized by CRCA-142/94, as registered in Registry of the 3rd Office of Belo Horizonte, in book 768N, on 11-09-1994, as a result of the modification of the original destination of the donated land, consolidating the donation of the rural property called “Córrego Boa Sorte,” with area of 3.140,00m2, to that Municipality, changing its destination from “construction of sanitary landfill” to “construction of low-income housing”; c) the investment, in the amount of thirty thousand reais, in Cemig Trading S.A., for future capital expansion in that Company, being that the Annual General Shareholders’ Meeting, to be held in 2005, at the time of CEMIG’s profit allocation, will decide on this matter; and, d) the opening of Public Tender Administrative Processes, as well as hiring, by means of service units-US, divided in ten distinct areas, of services of implementation of water supply systems for the Irapé reseatings, composed by prospecting, pumping, conveying, treatment, storage, distribution, and household connection, for the estimated duration of two months, in the forms permitted by law.  III- The Board has cancelled CRCA-067/2004, as well as authorized the remunerated leave of absence, in the period from 10-18-2004 to 11-04-2004, for the Planning, Projects, and Constructions Director.  IV- The Board has ratified the fulfillment of the Structuring Project Agreement – PE 17 – Environmental Management MG XXI Century of Results, in which the Company participates as an intervener, to be signed with the State of Minas Gerais and these other public agencies: Environment and Sustainable Development State Department-SEMAD; Environment State Foundation-FEAM; Forestry State Institute-IEF; Minas Gerais Water Management Institute-IGAM; Applied Geosciences Institute-IGA; Agriculture, Cattle and Supply State Department-SEAPA; Minas Gerais Sanitation Company-COPASA; Minas Gerais Technological Center Foundation-CETEC; Transportation and Public Works State Department-SETOP; Economic Development State Department-SEDE; Data Processing Company of the State of Minas Gerais-PRODEMGE; Government State Department-SEGOV; Finance State Department-SEF; and, Planning and Management State Department-SEPLAG, to enable the Government to act in managing the environment, making it into an opportunity for the State’s sustainable development, for the period ending on 12-31-2006, when it may be renewed.  V- The following topics were removed from the agenda: a) fulfillment of agreement and additional terms with the Areva Itajubá Consortium, formerly Alstom Itajubá Consortium, to deploy the Itajubá 3 Substation; and, b) fulfillment of additional terms to the Agreement to Form the Aimorés Hydroelectric Power Plant Consortium.  VI- Board members Andréa Paula Fernandes, Carlos Suplicy de Figueiredo Forbes, Carlos Augusto Leite Brandão, José Augusto Pimentel Pessôa and Oderval Esteves Duarte Filho abstained from voting the matter concerning the creation of wholly owned subsidiaries of CEMIG, mentioned in item I, line “c”, above.  VII- Chairman Djalma Bastos de Morais; Board Members Andréa Paula Fernandes, Carlos Suplicy de Figueiredo Forbes, Carlos Augusto Leite Brandão, José Augusto Pimentel Pessôa, Oderval Esteves Duarte Filho and Firmino Ferreira Sampaio Neto; Director Flávio Decat de Moura; Executive Coordinator of the Deverticalization Project, João Luiz Senra de Vilhena; Superintendent Fernando Henrique Schuffner Neto; and Manager Luiz Felipe da Silva Veloso made comments about general matters and on business of the Company’s interest.  Participants: Board members Djalma Bastos de Morais,

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Carlos Augusto Leite Brandão, Firmino Ferreira Sampaio Neto, Francelino Pereira dos Santos, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Oderval Esteves Duarte Filho, Carlos Suplicy de Figueiredo Forbes, Fernando Lage de Melo, Guilherme Horta Gonçalves Júnior and Luiz Henrique de Castro Carvalho; Aristóteles Luiz Menezes Vasconcellos Drummond, Bruno Constantino Alexandre dos Santos, Luiz Guaritá Neto and Thales de Souza Ramos Filho, members of the Statutory Audit Committee; Flávio Decat de Moura, Director; João Luiz Senra de Vilhena, Executive Coordinator of the Deverticalization Project; Fernando Henrique Schuffner Neto, Superintendent; Luiz Felipe da Silva Veloso, Manager; and, Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros